SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                February 19, 2004


                           Telewest Communications plc
                          ----------------------------
                 (Translation of Registrant's Name into English)


       Export House, Cawsey Way, Woking, Surrey, United Kingdom, GU21 6QX
       ------------------------------------------------------------------
                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F      X                     Form 40-F
               ---------                            --------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                           No      X
                --------                     ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

                                  EXHIBIT INDEX
                                  -------------


     Exhibit                               Description
     -------                               -----------

      99.1 Press Release, dated February 19, 2004, regarding Telewest Communications plc Board and Management Change





















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
                                    SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              TELEWEST COMMUNICATIONS PLC

Dated: February 19, 2004                      By: /s/ Clive Burns
                                                  -----------------------------
                                                  Name: Clive Burns
                                                  Title: Company Secretary






















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